EXHIBIT 4


COMMONWEALTH ASSOCIATES  733 Third Avenue, New York, NY  10017  212 297-5600

Investment Banking
Via Facsimile



Mr. Charles S. Holmes
President
HPA Associates, LLC
328 El Vedado Road
Palm Beach, FL  33480                           June 3, 1997

Dear Mr. Holmes:


This will confirm that Commonwealth Associates ("Commonwealth") intends to act as placement agent for Empire of Carolina ("Empire"). In its capacity as agent, Commonwealth is entering into this agreement with HPA Associates, LLC, its affiliates, successors, subsidiaries or assigns (collectively the "Company" or "HPA"), who has previously entered into a Securities Purchase Agreement with Empire whereby, among other points and conditions, Empire has agreed to issue warrants to HPA. In its capacity as agent in a proposed private placement of Preferred Stock and detachable warrants in a placement of $5,000,000 (the "Transaction"), Commonwealth is to receive 150,000 Empire Warrants from HPA for every $1,000,000 it raises. HPA will also ensure that the investors introduced by Commonwealth will receive 100,000 warrants for each $1,000,000 invested in the Transaction. The Transaction is to be placed by Commonwealth on a best efforts basis to accredited investors. The terms and conditions of the Transaction are substantially defined and set forth in Exhibit I attached hereto.


Fees
----
In consideration for the provision of its services, the Company agrees to pay Commonwealth the following fees (the "Transaction Fees"):

      (i) Warrants to purchase the number of shares as agreed to on the attached
Exhibit 1 (150,000 per $1,000,000 raised). The exercise price of such warrant price shall be equal to $1 3/8;

Additionally, HPA acknowledges that Commonwealth will receive a cash fee equivalent to 6% of the gross proceeds raised (i.e., 6% of up to $5,000,000). Such cash fee is to be paid from the proceeds raised by Commonwealth.

In this Transaction, Commonwealth shall be responsible for its own expenses. No fees shall be paid to any other broker or finder with the exception of Pellinore Securities Corp., Axiom Capital Management, Inc. and (the "Co-Brokers") brokers referred to the Co-Brokers by HPA. Commonwealth will agree to accept such reasonable funds referred to it by HPA; on such funds, Commonwealth will pay a referral fee of 1.6% of gross proceeds to such entity controlled by Francis Bodkin (d/b/a Westminster Securities).

Should Commonwealth raise $5,000,000 in escrow, and the Company elects to not use those funds raised by Commonwealth, HPA acknowledges that Commonwealth shall be entitled to receive the Transaction Fees (i.e. the Warrants noted above) on the monies in escrow, whether or not the Transaction results from the efforts of Commonwealth, the Company, or third parties. Additionally, if HPA consummates any equity or debt financing on or after the date hereof, but in any event within twelve months from the date of this Agreement, with any party Commonwealth introduces to the Company or the Transaction, then Commonwealth shall be entitled to receive 6% of the gross proceeds of any such investment in the Company by such party (a partial listing of such investors is attached as Exhibit 2).


Resolution of Disputes
----------------------

This Agreement shall be interpreted and governed by the laws of the State of New York. Any dispute arising out of or relating to this Agreement or the alleged breach of it, shall be discussed between the parties in a good faith effort to arrive at a mutual settlement of any such controversy. If such dispute cannot be promptly so resolved, such dispute shall be settled by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award may be entered in any court having jurisdiction of the controversy. The arbitrator shall be selected by the mutual agreement of the parties. If they cannot so agree within twenty (20) days, the arbitrator shall be selected by the American Arbitration Association. Unless otherwise agreed by the parties, the place of any arbitration proceedings shall be New York, New York. The costs of the proceedings shall be shared equally by the disputing parties.

Please confirm that the foregoing is in accordance with our understanding by signing and returning to Commonwealth the enclosed copy of this Agreement.

                                                Very truly yours,


By:   /s/ Michael S. Falk                    By:    /s/ Robert Beuret
     ----------------------                        -----------------------
      Michael S. Falk                               Robert Beuret
      Chairman                                      Vice Chairman

Confirmed and Agreed to this 3rd day of June, 1997

HPA Associates, LLC

By:   /s/ Charles S. Holmes
     ------------------------
      Name:  Mr. Charles S. Holmes
      Title: